Exhibit 99.1

Sapiens Reports Third Quarter 2019 Financial Results

Holon, Israel, November 4, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the third quarter ended September 30, 2019.

Summary Results for Third Quarter 2019 (USD in millions, except per share data)

	GAAP		% Change	Non-GAAP		% Change
	Q3-2019	Q3-2018		Q3-2019	Q3-2018
Revenue	$82.6	$73.2	12.8%	$82.6	$73.2	12.8%
Gross Profit	$33.3	$27.8	19.9%	$36.7	$30.9	18.8%
Gross Margin	40.3%	38.0%	230 bps	44.4%	42.2%	220 bps
Operating Income	$10.1	$6.8	48.4%	$13.5	$10.3	31.7%
Operating Margin	12.2%	9.3%	290 bps	16.4%	14.0%	240 bps
Net income (*)	$7.4	$5.2	43.1%	$10.4	$7.5	37.9%
Diluted EPS	$0.15	$0.10	50%	$0.21	$0.15	40%

(*)	Attributable to Sapiens’ shareholders

“The third quarter demonstrated continued execution of Sapiens’ 2019 priorities: top-line growth and margin expansion. Non-GAAP revenue increased 12.8%, primarily due to continued expansion in our property & casualty (P&C) divisions, and initial growth in our life & annuity (L&A) division,” said Roni Al-Dor, president and CEO, Sapiens.

“A global focus on Sapiens’ key objectives to leverage our offshore capabilities, along with improved economies of scale, drove a non-GAAP operating margin improvement of 240 basis points. The increase in operating income has fueled continued expansion of Sapiens’ product, sales and delivery teams, all of which are key to building next year’s pipeline and supporting our capacity to deliver current projects. Sapiens is confident we have built a platform that can support long term top-line growth, with the infrastructure to cost-effectively support our long-term profitability.”

Continued Al-Dor: “I’m encouraged by our pipeline of business and anticipated growth for the remainder of 2019. Following the acquisition of Calculo, we are increasing our full-year, non-GAAP revenue to a range of $323 - $325 million, from a previous guidance of revenues on the higher end of $318-$323 million. The increase in revenue and the leverage from improved economies of scale allow Sapiens to increase the guidance for full-year, non-GAAP operating margin in the range of 15.8%-16.0%, compared to our previous guidance of 15.6%-15.8%.”

Quarterly Results Conference Call

Management will host a conference call and webcast on November 4, 2019 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results. Please call the following numbers (at least 10 minutes before the scheduled time) to participate: North America (toll-free): + 1-888-407-2553; International: +972-3- 9180644; UK: 0-800-917-9141

The live webcast of the call can be viewed on Sapiens’ website at: https://www.sapiens.com/investor-relations/ir-events-presentations/

If you are unable to join live, a replay of the call will be accessible until November 14, 2019, as follows: North America: 1-888-295-2634; International: +972-3-925-5901

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, restructuring and cost reduction costs, tax adjustments related to non-GAAP adjustments, and acquisition-related costs, which pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, and reconciles Non-GAAP Operating Income to Adjusted EBITDA, adjusted for amortization and capitalization of capitalized software and amortization other intangible assets, stock-based compensation and acquisition-related costs, and valuation adjustment on acquired deferred revenues. The Company uses Adjusted EBITDA, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business.

The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow while reducing the amounts for capitalization of software development costs and capital expenditures, and adds back payments related to investment in new campus in India, cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, and were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com

Forward Looking Statement

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2018, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

U.S. Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	82,643	73,237	238,959	216,396
Cost of revenue	49,316	45,438	144,371	134,710

Gross profit	33,327	27,799	94,588	81,686

Operating expenses:
Research and development, net	9,445	8,350	27,145	26,130
Selling, marketing, general and administrative	13,767	12,635	39,797	39,117
Total operating expenses	23,212	20,985	66,942	65,247

Operating income	10,115	6,814	27,646	16,439

Financial expense, net	261	974	1,749	3,128
Taxes and other expenses, net	2,349	629	6,350	3,143

Net income	7,505	5,211	19,547	10,168

Attributable to non-controlling interest	87	28	134	135

Net income attributable to Sapiens’ shareholders	7,418	5,183	19,413	10,033

Basic earnings per share	0.15	0.10	0.39	0.20

Diluted earnings per share	0.15	0.10	0.38	0.20

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	50,027	49,826	50,005	49,795

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	50,742	50,143	50,534	50,070

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED NON-GAAP STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	82,643	73,237	238,959	216,864
Cost of revenue	45,931	42,334	134,349	125,240

Gross profit	36,712	30,903	104,610	91,624

Operating expenses:
Research and development, net	10,986	9,658	31,648	29,908
Selling, marketing, general and administrative	12,196	10,972	35,101	33,005
Total operating expenses	23,182	20,630	66,749	62,913

Operating income	13,530	10,273	37,861	28,711

Financial expense, net	261	974	1,749	3,128
Taxes and other expenses	2,770	1,723	7,635	5,211

Net income	10,499	7,576	28,477	20,372

Attributable to non-controlling interest	87	28	134	135

Net income attributable to Sapiens’ shareholders	10,412	7,548	28,343	20,237

Basic earnings per share	0.21	0.15	0.57	0.41

Diluted earnings per share	0.21	0.15	0.56	0.40

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	50,027	49,826	50,005	49,795

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	50,742	50,143	50,534	50,070

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	82,643	73,237	238,959	216,396
Valuation adjustment on acquired deferred revenue	-	-	-	468
Non-GAAP revenue	82,643	73,237	238,959	216,864

GAAP gross profit	33,327	27,799	94,588	81,686
Valuation adjustment on acquired deferred revenue	-	-	-	468
Amortization of capitalized software	1,438	1,205	4,169	3,612
Amortization of other intangible assets	1,947	1,899	5,853	5,858
Non-GAAP gross profit	36,712	30,903	104,610	91,624

GAAP operating income	10,115	6,814	27,646	16,439
Gross profit adjustments	3,385	3,104	10,022	9,938
Capitalization of software development	(1,541)	(1,308)	(4,503)	(3,778)
Amortization of other intangible assets	539	739	1,614	2,367
Stock-based compensation	382	384	1,123	1,470
Acquisition-related costs *)	650	540	1,959	2,275
Non-GAAP operating income	13,530	10,273	37,861	28,711

GAAP net income attributable to Sapiens’ shareholders	7,418	5,183	19,413	10,033
Operating income adjustments	3,415	3,459	10,215	12,272
Tax and other	(421)	(1,094)	(1,285)	(2,068)
Non-GAAP net income attributable to Sapiens’ shareholders	10,412	7,548	28,343	20,237

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018

Revenues	82,643	79,529	76,787	73,433	73,237
Gross profit	36,712	34,794	33,104	31,320	30,903
Operating income	13,530	12,581	11,750	10,849	10,273
Net income to Sapiens’ shareholders	10,412	9,541	8,390	7,826	7,548
Adjusted EBITDA	14,523	13,358	12,524	11,797	11,236

Basic earnings per share	0.21	0.19	0.17	0.16	0.15
Diluted earnings per share	0.21	0.19	0.17	0.16	0.15

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018

North America	44,413	39,216	38,149	34,974	36,734
Europe	30,273	33,881	32,193	30,850	30,611
Asia Pacific	4,087	3,515	3,670	3,140	3,480
South Africa	3,870	2,917	2,775	4,469	2,412

Total	82,643	79,529	76,787	73,433	73,237

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018

Cash-flow from operating activities	18,671	15,507	10,550	11,509	6,370
Increase in capitalized software development costs	(1,541)	(1,570)	(1,392)	(1,382)	(1,308)
Capital expenditures	(973)	(1,079)	(641)	(204)	(831)
Capital expenditures related to new campus in India	(6,325)	-	-	-	-
Free cash-flow	9,832	12,858	8,517	9,923	4,231

Capital expenditures related to new campus in India	6,325	-	-	-	-
Cash payments attributed to acquisition-related costs(*) (**)	100	1,692	1,608	790	-

Adjusted free cash-flow	16,257	14,550	10,125	10,713	4,231

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018

GAAP operating profit	10,115	6,814	27,646	16,439

Non-GAAP adjustments:
Amortization of capitalized software	1,438	1,205	4,169	3,612
Amortization of other intangible assets	2,486	2,638	7,467	8,225
Capitalization of software development	(1,541)	(1,308)	(4,503)	(3,778)
Stock-based compensation	382	384	1,123	1,470
Acquisition-related costs	650	540	1,959	2,275
Valuation adjustment on acquired deferred revenue	-	-	-	468

Non-GAAP operating profit	13,530	10,273	37,861	28,711

Depreciation	993	963	2,544	2,855

Adjusted EBITDA	14,523	11,236	40,405	31,566

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2019	2018
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	73,138	64,628
Trade receivables, net and unbilled receivables	57,237	59,159
Other receivables and prepaid expenses	7,567	6,224

Total current assets	137,942	130,011

LONG-TERM ASSETS
Property and equipment, net	15,446	8,515
Severance pay fund	5,052	4,699
Goodwill and intangible assets, net	230,935	231,348
Operating lease right-of-use assets	52,747	-
Other long-term assets	5,445	4,292

Total long-term assets	309,625	248,854

TOTAL ASSETS	447,567	378,865

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	5,506	6,149
Current maturities of Series B Debentures	9,898	9,898
Accrued expenses and other liabilities	54,848	46,999
Current maturities of operating lease liabilities	8,155	-
Deferred revenue	22,691	18,057

Total current liabilities	101,098	81,103

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	58,803	68,577
Deferred tax liabilities	9,040	11,681
Other long-term liabilities	8,228	9,398
Long-term operating lease liabilities	47,663	-
Accrued severance pay	6,082	5,622

Total long-term liabilities	129,816	95,278

EQUITY	216,653	202,484

TOTAL LIABILITIES AND EQUITY	447,567	378,865

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the nine months ended September 30,
	2019	2018
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	19,547	10,168
Reconciliation of net income (loss) to net cash provided by operating activities:
Depreciation and amortization	14,180	14,694
Accretion of discount on Series B Debentures	124	140
Capital gain from sale of property and equipment	(129)	-
Stock-based compensation related to options issued to employees	1,123	1,462

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net and unbilled receivables	3,642	(10,654)
Deferred tax assets	(2,664)	(2,448)
Other operating assets	1,425	(1,233)
Trade payables	(1,534)	1,657
Other operating liabilities	4,562	416
Deferred revenues	4,419	1,937
Severance pay	33	52

Net cash provided by operating activities	44,728	16,191

Cash flows from investing activities:
Purchase of property and equipment	(9,018)	(1,710)
Investment in deposit	(1,119)	-
Payments for business acquisition, net of cash acquired	(1,572)	(18,203)
Proceeds from sale of property and equipment	821	-
Capitalized software development costs	(4,503)	(3,778)

Net cash used in investing activities	(15,391)	(23,691)

Cash flows from financing activities:
Proceeds from employee stock options exercised	435	532
Distribution of dividend	(10,362)	-
Repayment of Series B Debentures	(9,898)	-
Repayment of loan	(4)	(41)
Payment of contingent considerations	(120)	(61)
Dividend to non-controlling interest	(66)	(47)

Net cash provided by financing activities	(20,015)	383

Effect of exchange rate changes on cash and cash equivalents	(812)	(271)

Increase (decrease) in cash and cash equivalents	8,510	(7,388)
Cash and cash equivalents at the beginning of period	64,628	71,467

Cash and cash equivalents at the end of period	73,138	64,079

Debentures Covenants

As of September 30, 2019, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures that it issued in September 2017, based on having achieved the following in its consolidated financial results:

Covenant 1

▪	Target shareholders’ equity (excluding minority interest): above $120 million.

▪	Actual shareholders’ equity equal to $215 million.

Covenant 2

▪	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) bellow 65%.

▪	Actual ratio of net financial indebtedness to net capitalization equal to -1.81%.

Covenant 3

▪	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

▪	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to -0.07.